Exhibit 99.1

Bright Scholar Announces Appointment of Independent Director and Changes in Management

FOSHAN, China, February 22, 2023 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced appointment of an independent director to the board of directors of the Company (the “Board”) and changes in its management.

The Company announced the appointment of Mr. Meng Rui as an independent director and the chairman of the audit committee of the Board. The Board has reviewed the independence of Mr. Meng Rui and determined that he satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and the “independence” standards under Rule 10A-3 of the Securities Exchange Act of 1934. In addition, the Board has determined that Mr. Meng Rui qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. Although Mr. Meng Rui simultaneously serves on the audit committees of more than three public companies, the Board has determined that such simultaneous service would not impair his ability to effectively serve on the Company’s audit committee.

Mr. Meng Rui is the Parkland Chair Professor in Finance at China Europe International Business School and has served as an independent director at various listed companies in China and overseas, including Shang Gong Group Co., Ltd. (SSE: 600843), China Education Group Holdings Limited (HKEX: 00839), Landsea Green Management Limited (HKEX: 00106), Dexin Services Group Limited (HKEX: 02215), Country Garden Services Holdings Company Limited (HKEX:06098) and Jiayin Group Inc. (NASDAQ: JFIN). Mr. Rui was also an independent director at Midea Group Co., Ltd. (SZSE: 000333) from 2015 to 2018, Winner Technology Co., Inc. (SZSE: 300609) from 2014 to 2020, and Cosco Shipping Energy Transportation Co., Ltd. (HKEX: 01138; SSE: 600026) from 2015 to 2021. Mr. Rui holds a bachelor’s degree in international economics from University of International Relations, a Master of Science degree in economics from Oklahoma State University, and a Master of Business Administration degree and a Doctor of Philosophy degree in business administration from the University of Houston. Mr. Rui is a Certified Financial Analyst by the Association for Investment Management and Research since 2000 and a Financial Risk Manager by the Global Association of Risk Professionals since 2010.

Upon the effectiveness of Mr. Rui Meng’s appointment, the Board consists of four directors, including two independent directors.

In addition, Ms. Wanmei Li informed the Company that she intended to resign as the Co-Chief Executive Officer of the Company for personal reasons. The resignation of Ms. Wanmei Li did not result from any disagreement with the Company on any matter relating to the Company’s operation, polices or practices. Bright Scholar thanks Ms. Wanmei Li for her efforts and contributions to the Company. The Board has accepted Ms. Wanmei Li’s resignation, effective on February 22, 2023. Moreover, Mr. Zi Chen will be transferred from his current role as the Co-Chief Executive Officer of the Company to serve as a president of the Company.

In connection with the resignation of Ms. Wanmei Li and the transfer of Mr. Zi Chen, the Company announced the appointment of Mr. Hongru Zhou, the chairman of the Board, as the Chief Executive Officer of the Company, effective on February 22, 2023.

The Company also announced the transfer of Ms. Dongmei Li from her current role as the Chief Financial Officer of the Company to serve as a senior management counsel of the Company and the appointment of Mr. Ruolei Niu as the Chief Financial Officer of the Company, effective on February 22, 2023.

Mr. Ruolei Niu served as the vice general manager of Country Garden Venture Capital from February 2022 to February 2023. Prior to that, Mr. Niu had also served as the founder, general manager, co-chief investment officer and responsible officer at CG Partners Asset Management Co., Limited from 2015 to 2022, and the executive director, fund manager and responsible officer at China Merchants Fund Management Co., Ltd. from 2010 to 2015. Mr. Niu was an investment analyst and an investment and taxation accountant at ING Investment Management from 2007 to 2010 and 2004 to 2007, respectively. Mr. Niu holds a Bachelor of Commerce degree in accounting from the University of Melbourne and a Master of Commerce degree in finance from the University of Sydney. Mr. Niu is a Certified Financial Analyst and a member of Certified Practising Accountant Australia.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507